UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25
SEC FILE NUMBER 000-22872

Form 10-QSB

for Period Ended: September 30, 2005

CUSIP NUMBER 87151H 10 6

Nothing in this Form shall be construed to imply
that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION

SYMBOLLON PHARMACEUTICALS, INC.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

37 Loring Drive, Framingham, Massachusetts 01702
(Address of Principal Executive Offices) (Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB for the period ending September 30, 2005 could not be filed because management requires additional time to compile and verify the data required to be included in the report. It is anticipated that the report will be filed within five calendar days of the date the original report was due.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul C. Desjourdy (Name)	(508) (Area Code)	620-7676 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYMBOLLON PHARMACEUTICALS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2005

SYMBOLLON PHARMACEUTICALS, INC.

By: /s/ Paul C. Desjourdy
Paul C. Desjourdy
Chief Executive Officer, President and Chief Financial Officer